Exhibit 4
Grill Concepts, Inc.
11661 San Vicente Blvd., Suite 404
Los Angeles, CA 90049
July 2, 2007
Good Tasting LLC
1250 4th Street
Santa Monica, CA 90401
Tuscany Oaks Partners I LLC
1250 4th Street
Santa Monica, CA 90401
Ladies and Gentlemen:
          Reference is made to (i) that certain Subscription Agreement dated July 2, 2007 by and among Grill Concepts, Inc., a Delaware corporation (the “Company”), Robert Spivak and Good Tasting LLC, a Delaware limited liability (“Good Tasting”) (the “Good Tasting Subscription Agreement”) pursuant to which Good Tasting has agreed to purchase, and the Company and Mr. Spivak have agreed to sell, 5,678 Units, subject to the terms and conditions therein and (ii) that certain Subscription Agreement dated July 2, 2007 by and among the Company, Robert Spivak and Tuscany Oaks Partners I LLC, a Delaware limited liability company (“Tuscany Oaks”) (the “Tuscany Oaks Subscription Agreement”, and together with the Good Tasting Subscription Agreement, the “Subscription Agreements”) pursuant to which Tuscany Oaks has agreed to purchase, and the Company and Mr. Spivak have agreed to sell, 9,900 Units, subject to the terms and conditions therein. Capitalized terms used herein without definition shall have the same meanings as set forth in the Subscription Agreements.
          Good Tasting hereby represents to the Company that Eaturna LLC, a Delaware limited liability company (“Eaturna”) currently holds 923,873 shares of Common Stock. Upon consummation of the transactions contemplated by the Subscription Agreements, Eaturna, Good Tasting, Tuscany Oaks and certain other persons may be deemed a “group” (as defined under the Securities Exchange Act of 1934) with respect to their beneficial ownership of the Common Stock. All such persons are collectively referred to herein as the “Group.”
          The Company hereby agrees and acknowledges that the Board of Directors of the Company, by resolutions duly adopted by the Board of Directors, has approved the sale of the Units to, and the acquisition of the Units by, Good Tasting and Tuscany Oaks, such that none of Good Tasting, Tuscany Oaks, the Group or any member of the Group, or any of their respective affiliates or associates shall be an “interested stockholder” (as defined in Section 203 of the Delaware General Corporation Laws) as a result of such acquisition of Units. If the Company issues securities (including upon exercise of options or warrants) which decreases the percentage ownership of the Common Stock beneficially owned by Good Tasting, Tuscany Oaks, the Group and/or its members below 15%, then thereafter, upon request of any such person, the Company shall promptly give its prior approval of any subsequent transaction which would result in any such person becoming an “interested stockholder.” The Company acknowledges and agrees that any such approval(s) shall be effective for purposes of the exemption pursuant to Section 203(a)(1).

          In the event that either or both of Good Tasting and/or Tuscany Oaks hereafter becomes the beneficial owner of more than 19.9% of the issued and outstanding shares of Common Stock of the Company as a result of Good Tasting and/or Tuscany Oaks acquiring beneficial ownership of additional shares of Common Stock (a “Triggering Event”), then neither Good Tasting nor Tuscany Oak shall, nor shall they act as a member of a “group” with respect to the Common Stock with any person who shall, engage in any “business combination” (as defined in Section 203 of the Delaware General Corporation Law) with the Company for a period of three (3) years following the Triggering Event. Notwithstanding the foregoing, the restrictions set forth in this paragraph shall not apply if the Board of Directors approves such business combination or the Triggering Event. For purposes of this paragraph, Good Tasting and Tuscany Oaks shall be deemed to be the beneficial owners of any shares of Common Stock that are beneficially owned by the Group or any member of the Group.
          The Company represents and warrants to Good Tasting and Tuscany Oaks that this letter agreement has been duly authorized and validly executed and delivered by the Company and, assuming due authorization, execution and delivery by the other parties hereto, constitutes a valid and legally binding obligation of the Company enforceable against it in accordance with its terms, except as may be limited by applicable bankruptcy, insolvency and similar laws and by general principles of equity. Good Tasting represents and warrants to the Company that this letter agreement has been duly authorized and validly executed and delivered by Good Tasting and, assuming due authorization, execution and delivery by the Company, constitutes a valid and legally binding obligation of Good Tasting enforceable against it in accordance with its terms, except as may be limited by applicable bankruptcy, insolvency and similar laws and by general principles of equity. Tuscany Oaks represents and warrants to the Company that this letter agreement has been duly authorized and validly executed and delivered by Tuscany Oaks and, assuming due authorization, execution and delivery by the Company, constitutes a valid and legally binding obligation of Tuscany Oaks enforceable against it in accordance with its terms, except as may be limited by applicable bankruptcy, insolvency and similar laws and by general principles of equity.
          The terms of this letter agreement will remain in force for a period of three years from the date hereof.
          This letter agreement cannot be amended or waived except with the written consent of the Company, Good Tasting and Tuscany Oaks (each a “party” and collectively the “parties”). It is understood and agreed that no failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or future exercise thereof or the exercise of any other right, power or privilege hereunder.
          It is further understood and agreed that money damages would not be a sufficient remedy for any breach of this letter agreement and that the parties shall be entitled to equitable relief, including injunction and specific performance, as a remedy for any such breach. Such remedies shall not be deemed to be the exclusive remedies for a breach of this letter agreement but shall be in addition to all other remedies available by law or equity to a party.
          If any term, provision, covenant or restriction of this letter agreement is held by a court of competent jurisdiction to be invalid, void, or unenforceable, the remainder of the terms, provision, covenants and restrictions of this letter shall remain in full force and effect and shall in no way be affected, impaired or invalidated.
          This letter agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute the same agreement. This letter agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns. All members of the Group and their affiliates and associates shall be third party beneficiaries of this letter agreement; provided, however, that any purchases of shares of Common Stock by members of the Group or their affiliates or associates, other than Good Tasting and Tuscany Oaks, shall be subject to the same terms, conditions and limitations set forth in the third paragraph of this letter agreement as if such purchases had been made by either Good Tasting or Tuscany Oaks.
          This letter agreement shall be governed by and construed in accordance with the laws of the State of Delaware.
          Please confirm your agreement with the foregoing by signing and returning one copy of this letter to the undersigned, whereupon this letter agreement shall become a binding agreement between you and the Company.

Very truly yours,

GRILL CONCEPTS, INC.
a Delaware corporation

By:	/s/ Philip Gay
Name:	Philip Gay
Its:	President and CEO
Agreed and acknowledged as of the date first above written:

GOOD TASTING, LLC

a Delaware limited liability company

By:	/s/ Ralph Finerman
Name:	Ralph Finerman
Its:	Manager

TUSCANY OAKS PARTNERS I, LLC
a Delaware limited liability company

By:	/s/ Robert Fell
Name:	Robert Fell
Its:	Manager